

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 21, 2010

Mr. Gerhard Jacobs
Rockwell Diamonds Inc.
Level 1, Wilds View, Island of Houghton
Corner Carse O'Gowrie & Boundary Road
Houghton Estate, Johannesburg 2198
P.O. Box 3011 Houghton, South Africa, 2041

>   **Re: Rockwell Diamonds Inc.**
>   **Form 20-F for the Fiscal Year Ended February 28, 2010**
>   **Filed September 1, 2010**
>   **File No. 000-30588**

Dear Mr. Jacobs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended February 28, 2010

Tabular Disclosure of Contractual Obligations, 68

1. We note you present your capital lease obligations under the category titled, "Long term debt obligations." Please revise your table to present it in the format specified in Item 5.F.1 of Form 20-F, which requires you to present these obligations under a separate category titled, "Capital (Finance) Lease Obligations."

In addition, please tell us why you do not present amounts outstanding under your credit facility in the contractual obligation table.

Controls and Procedures, page 119

2.   Please include the following statement in your Management's Report on Internal Control over Financial Reporting as required by Item 15T(4) of Form 20-F:

"This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report."

Exhibit 99.1

Financial Statements

Report on Independent Registered Public Accounting Firm

3.   We note your auditors do not refer to Canadian generally accepted accounting principles when stating their opinion on your financial statements. Please request your auditors revise their report to state the financial statements present fairly, in all material respects the financial position of Rockwell Diamonds Inc. as of February 28, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

Consolidated Statements of Cash Flows

4.   Please explain to us the origin of the operating activities line item, "Diamond sales price adjustment."

Note 3- Significant Accounting Policies

(d) Mineral property interests

5.   We note you refer to reserves in this footnote, as well as in Notes 8 and 17. It is our understanding that you have not identified proven or probable reserves as defined by Industry Guide 7 on any of your properties. Rather, you report indicated and inferred resources, and you utilize the recoverable quantities of these resources in your computation of depreciation under the unit of production

method. Please revise your financial statement note disclosures to remove all references to the presence of reserves.

Note 10 – Reclamation Obligation

6.   Please explain to us why you did not record accretion expense for the asset retirement obligation associated with your Saxendrift Mine during the fiscal year ended February 28, 2010.

Engineering Comments

7.   Please update your resource estimates as necessary to reflect all pertinent factors including production during fiscal year 2010. If the results of your exploration activities have not drawn into question any of the assumptions utilized in prior estimates, and you are unable to support the conversion or addition of resources through an updated technical document, you may deduct your fiscal year 2010 production from your previous estimates and provide the tabulation as of your 2010 fiscal year end. Please submit your amortization calculations, along with the disclosure that you propose to clarify the reasons you had not provided current estimates and an explanation how your amortization was calculated.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jenifer Gallagher at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief